Exhibit 99.1

News Release

Stantec Selected as Lead Designer for Battery

Coastal Resilience Project in Lower Manhattan

The 4-year project will involve raising the waterfront esplanade at Battery Park to protect against rising tides and ensure usability over the next 80 years

Edmonton, AB; New York, NY (January 16, 2020) TSX, NYSE: STN

Top 10 global design firm Stantec has been selected by the New York City Economic Development Corporation (NYCEDC) to lead design for the Battery Coastal Resilience Project, spanning one third of a mile of waterfront along the 25-acre Battery Park. The project is one of several underway or in planning as part of the City’s Lower Manhattan Coastal Resiliency initiative focused on protecting Lower Manhattan from the impacts of rising sea levels caused by climate change.

As part of the 4-year, $129 million (total) project, Stantec will lead design plans for a reconstructed wharf at the southern tip of Manhattan that will raise the waterfront esplanade approximately 5 feet above its current elevation—11 feet above Mean Sea Level—to protect the park and nearby community, as the Battery currently sits at an elevation that will be submerged as sea levels rise. The project will ensure usability of this iconic public space for millions of yearly visitors over the next 80 years and play a critical role in Lower Manhattan’s growing network of resiliency reinforcements.

“Current sea level rise projections show that the Battery sits in a particularly vulnerable location and needed wharf reconstruction provides a timely opportunity to protect the Battery’s unique character and usability for years to come,” said Brian O’Donnell, Principal-in-Charge, Stantec.

Several complex issues will be addressed in the design, including in-water construction, interior drainage, and integration of a new wharf elevation with the existing parkland. The project team anticipates using an adaptive design strategy—one that will continue to provide the well-known views of the New York harbor, relief from sea level rise and nuisance flooding, and flexibility for uncertain future conditions. Resilient planting will also be critical in ensuring survivability from major storms while establishing a lush and peaceful setting.

“Increases in extreme weather events are bringing resiliency to the top of city agendas across the world,” said Gary Sorge, Stantec’s Discipline Leader for Landscape Architecture. “Stantec is in a strong position to meet those needs and has been bringing forward both green and grey infrastructure solutions that will protect the drivers of our economies—our cities. It takes a truly interdisciplinary approach to make communities both resilient and livable for future generations.”

The interdisciplinary design will be led out of Stantec’s New York City office, which counts more than 300 professionals, and will include landscape architecture, waterfront engineering, and environmental review, with the support of several specialty contractors. Design is expected to take 18 months.

Stantec is involved in a number of resiliency projects in New York City, including the Raise Shorelines Citywide project, which involves shoreline reconstruction to protect against rising sea levels, and Newtown Barge Park, which recently opened in Greenpoint, Brooklyn and involved a waterfront reconstruction strategy similar to the approach for the Battery. The firm’s work on Box Street Park, which is currently in design, will convert a Metropolitan Transportation Authority Facility to a waterfront park to boost coastal resiliency and provide needed neighborhood park space.

This work is synergistic with the company’s focus on Coastal Resilience, as outlined in its strategic plan and further reflected through work underway nationally, such as the Blue Green Corridors Project in New Orleans to reduce flood risk and encourage neighborhood revitalization.

About Stantec

Communities are fundamental. Whether around the corner or across the globe, they provide a foundation, a sense of place and of belonging. That’s why at Stantec, we always design with community in mind.

We’re designers, engineers, scientists, and project managers, innovating together at the intersection of community, creativity, and client relationships. Balancing these priorities results in projects that advance the quality of life in communities across the globe.

Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

Cautionary Note Regarding Forward-Looking Statements

This news release contains forward-looking statements regarding the projects described above, including statements regarding Stantec’s role and involvement on the projects. Forward-looking statements also include any other statements that do not refer to historical facts. By their nature, forward-looking statements are based on assumptions and subject to inherent risks and uncertainties. There is a risk that the projects described above may be delayed, cancelled, suspended or terminated. This could cause future results to differ materially from the forward-looking statements made in this news release. Except as may be required by law, Stantec undertakes no obligation to publicly update or revise any forward-looking statements. Forward-looking statements are provided herein for the purpose of giving information about the proposed projects referred to above and their expected impact. Readers are cautioned that such information may not be appropriate for other purposes.

Media Contact Danny Craig Stantec Media Relations Ph (949) 923-6085 danny.craig@stantec.com	Investor Relations Contact Cora Klein Stantec Investor Relations Ph (780) 969-2018 cora.klein@stantec.com

Design with community in mind